                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2001

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:   X             Form 40-F:  _____
                    -----


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes: ______                No:    X
                                        ------

     On November 2, 2001 and November 21, 2001, the Registrant distributed the following three (3) press releases:

                 Enodis plc Board and Senior Management Changes

LONDON, Nov. 2 /PRNewswire/ -- Enodis plc (NYSE: ENO; London) announces the following Board and Senior Management appointments:

     * Andrew Allner, currently acting Chief Executive Officer, is appointed Chief Executive Officer with immediate effect.

     * Dave McCulloch, who has led the second half recovery of our Food Service Equipment business in North America and has recently been appointed as President Global Food Service Equipment Group, is appointed to the Board of Enodis plc with immediate effect.

     * Dave Odum, President Food Retail Equipment Group, who has driven the restructuring of this business in a very challenging market, is appointed to the Board of Enodis plc with immediate effect.

     * The responsibilities of Chief Financial Officer will be shared between Stuart Miller, the current Deputy CFO, who becomes CFO - Group, and Dave Wrench, currently CFO Global Food Service, who becomes CFO -Operations. Stuart Miller will have responsibility for the corporate finance functions, Group wide financial processes and financial controls. Dave Wrench will work closely with Dave McCulloch on the operational aspects of the finance function.

     * The Executive team has been further strengthened by the addition of Bob Eimers, who recently joined Enodis as VP of Global Human Resources.

Reference is made to a separate announcement today concerning the trading outlook and dividend.

Peter Brooks, Chairman, said:

"Andrew Allner, Dave McCulloch and Dave Odum have, together with the rest of the Executive team, performed extremely well in very difficult circumstances since March to achieve a major turnaround in results and positioning of the business for the future. Accordingly we have concluded, having considered external candidates also, that this is the best team to take Enodis forward. As CEO, Andrew will continue to drive the implementation of Enodis' recovery plan and pursue the Board's overriding objectives, which are to restore shareholder value and reduce debt."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

                                       ###

      Enodis plc Further Comment on Trading; No Final Dividend Will Be Paid

LONDON, Nov. 2 /PRNewswire/ -- Since the Year End Trading Update on 25 September 2001 it has become increasingly apparent that the tragic events of September 11 are leading to a further deterioration in the markets for Food Service Equipment and Food Retail Equipment in North America.

The extent and duration of this further downturn in the markets remain unclear. It seems certain that, over the coming months, some end users of our products will be deferring planned expenditure. By way of reference, at the time of the Gulf War in 1991, the market for Food Service Equipment in the US, which had already been impacted by economic slowdown, fell by some 15%.

In the circumstances, management is prudently taking the actions necessary to mitigate the effect of a further downturn in Enodis' major markets. These actions include discretionary expenditure cuts, additional savings from Group purchasing initiatives and manufacturing and other operating efficiencies. Actions to reduce debt include planned sales of non-core businesses and surplus property, and tight control of working capital and capital expenditure.

At the same time management will be pursuing vigorously a range of initiatives to build on the progress of the second half. Action is being taken to gain market share through leveraging Enodis' broad product portfolio, the introduction of an unprecedented number of new products with market leading technologies and strengthening its partnerships with dealers, distributors and service providers throughout the world. The alignment of sales representatives in North America is demonstrating improved results and market opportunities in Europe are now being developed.

The Board is confident that management is taking the appropriate actions. It is considered, however, that in the current uncertain environment it is prudent to minimize cash outflow and preserve the Group's financial flexibility. Accordingly, the Board has decided that no final dividend payment will be paid for the year ended 29 September 2001. An interim dividend of 2.0 pence per share was paid on 6 July 2001.

The preliminary announcement of results for the year ended 29 September 2001 will be made on 21 November 2001. As stated in the Year End Trading Update this will show that we have achieved a significantly better second half performance, delivered the planned cost savings and improved our market positioning. Further details of the actions being taken by management will be announced at that time.

The Board believes that the long-term fundamentals of the industry are attractive and that Enodis has a powerful strategy that will enable the Group to grow market share and extend its leadership position.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

                                       ###

    Enodis plc Preliminary results for the 52 weeks ended 29 September 2001.

Improved second half performance. Business refocussed for the future.

 . Financial Highlights

  .   Food Equipment sales (pounds)887.2 million ((pounds)884.5 million) - down
     7% on a like-for-like basis, reflecting deterioration in market conditions in the USA.

  . Food Equipment operating profit before exceptional items and goodwill amortisation (pounds)90.7 million ((pounds)111.5 million) - second half (pounds)54.0 million saw 47% improvement over first half (pounds)36.7 million.

  . Group profit before tax, amortisation and exceptional items (pounds)63.8 million ((pounds)102.2 million).

  . Goodwill impairment provision (pounds)100 million; other net exceptional items (pounds)47.8 million.

  . Net debt at 29 September 2001 (pounds)365.9 million ((pounds)434.2 million) reduced from (pounds)493.8 million at 31 March 2001.

  .   Adjusted diluted earnings per share 22.0p (35.0p).

  .   No final dividend - interim paid 2.0p.

 . Strong management actions taken in the second half and cost savings delivered on plan.

 . Substantial progress made in developing and implementing our Global Food
  Service Equipment strategy.

 . Tough actions to turnaround Food Retail Equipment are yielding results in very challenging markets.

 . Following September 11, further measures are being taken to reduce costs and target market share gain opportunities.

 . Plans in place to reduce debt further.

Peter Brooks, Chairman, said:

"The management team's actions to refocus Enodis have resulted in a much better second half performance. We are taking all prudent steps to address market conditions which are likely to be even more challenging in the new financial year.

We have a clear strategy to restore shareholder value and reduce debt, with the determination to see that this strategy succeeds. We believe that the long term fundamentals of the industry are attractive. With the recent management changes and a full team working well together, the Board is confident that the Group will be well positioned for the eventual recovery in our markets."

For further enquiries:

Andrew Allner         Chief Executive Officer            020 7304 6006
Stuart Miller         CFO - Group                        020 7304 6006
Andrew Lorenz         Financial Dynamics                 020 7269 7113

PRELIMINARY RESULTS FOR THE 52 WEEKS ENDED 29 SEPTEMBER 2001

Overview

     The year ended 29 September 2001 has been extremely challenging. The market for food service equipment in North America, which represents over 50% of our Food Equipment business, fell by some 10% in March and remained at about that level relative to the prior year through the balance of the period. The market for food retail equipment, display cases and systems in North America, just over 20% of our business, fell by some 15-20% in the first half; in the second half it declined further to some 25-30% below last year by the year end. Markets in Europe and Australia remained sluggish.

We have simplified the organisation and reduced costs by headcount reduction and discretionary cost savings amounting to over (pounds)15 million in the second half. We have refocussed our Global Food Service Equipment business to leverage the scale, product range, technology and relationships of Enodis: this refocussing targets both revenue improvement and cost reduction. In North America, where our prime focus has been to date, this strategy is leading to market share gains.

We are implementing a turnaround plan for our Food Retail Equipment business. This is yielding results in a very challenging market and will leave us in a strong position when markets recover.

We completed the sale of our Building and Consumer Products business, Magnet, in June 2001. This has enabled us to reduce debt by some (pounds)100 million and allows us to focus solely on food equipment.

Whilst we have made good progress in reducing net debt, (pounds)365.9 million at the year end, this is still above a level we consider prudent. Plans are in place to reduce debt further.

Subsequent to the year end we have taken further actions to reduce costs and target market share gain opportunities addressing the likelihood of further market declines following the tragic events of 11 September 2001. Our challenge here is to turn adversity into opportunity for revenue and market share gains and outperformance against the competition.

A full management team is now in place and working well together. The team passionately believes in the strategy and strength of the Enodis business. The refocussing we have carried out will lead to Enodis emerging stronger from this downturn and well positioned for market recovery when it eventually comes.

The actions we have taken have placed considerable demands on our management and employees, who have responded outstandingly. We are very grateful for their continued support and loyalty.

Results

     Profit before tax, goodwill amortisation and exceptional items was (pounds)63.8 million ((pounds)102.2 million): foreign exchange movement benefited this result by around (pounds)2 million. The second half profit of (pounds)45.1 million was significantly ahead of the (pounds)18.7 million in the first half. Second half property profits of (pounds)9.0 million were partly offset by the dilution effect of the Magnet sale (approximately (pounds)4 million).

In Food Equipment, operating profit before goodwill amortisation and exceptional items was (pounds)90.7 million ((pounds)111.5 million): operating profit for the year benefited by around (pounds)4 million from foreign exchange movements compared to the prior year and included (pounds)2.0 million from acquisitions. The second half operating profit of (pounds)54.0 million was significantly ahead of the (pounds)36.7 million in the first half, despite the further underlying market decline, reflecting the benefits of cost reduction and seasonality. Operating margins in the second half were 11.6% compared to 8.7% in the first half.

Financing

Operating cash flow before exceptional items was (pounds)104.5 million ((pounds)137.2 million). After interest, dividends, exceptional items including proceeds from the sale of Magnet, the effects of exchange rate movements and cost of acquisition of Jackson, net debt at 29 September 2001 was (pounds)365.9 million ((pounds)434.2 million) down from (pounds)493.8 million at the half year. This excludes a loan note of (pounds)20 million due from Nobia AB in respect of the sale of Magnet.

The Group entered into new medium-term facilities to refinance the Scotsman acquisition debt in March. Due to uncertainties arising from the possible sale of Enodis and the review of strategic options, and latterly due to the more uncertain and difficult outlook following the events of September 11, these new facilities have not been syndicated. Syndication is planned to proceed on revised terms appropriate in today's much more difficult banking market as soon as practicable. Thus, whilst medium term facilities are in place, it is likely that a significantly higher borrowing cost will be payable on outstanding balances in the future.

The further reduction of debt remains a key priority for the Group. The Group's businesses are highly cash generative with relatively low requirements for capital expenditure. Very tight operating cash flow management will accordingly play a central role in debt reduction. In addition, plans are in place to reduce debt further, including the sale of non-core businesses and surplus property. We have targeted profit from surplus property disposals of some (pounds)7 million in the new financial year. We have also targeted proceeds of around (pounds)50 million from non-core disposals, though in the current climate this programme will take time to deliver.

Exceptional Items

     At the interim stage we reported exceptional items of (pounds)46.3 million: this included (pounds)14.5 million in respect of the cost reduction programme, (pounds)13.7 million relating to the reassessment of accounting estimates, (pounds)12.3 million for the settlement of the Bomar litigation and the write-off of capitalised finance costs of (pounds)5.8 million.

In the second half there are further exceptional costs of (pounds)18.6 million relating to the cost reduction programme and (pounds)8.5 million for the review of strategic options: this review was a detailed and rigorous exercise which confirmed the strength of our product portfolio in North America and that our strategy was appropriate.

In addition, a provision for impairment of goodwill of (pounds)100 million relating to the Scotsman acquisition has been made, reflecting the outlook for these acquired companies in current economic circumstances.

These exceptional items were partially offset by net gains on disposals, principally Building and Consumer Products division, of (pounds)23.5 million. The net cash inflow from this disposal was (pounds)98.6 million.

Cash spend on the exceptional items amounted to (pounds)27.8 million in the year, of which (pounds)15.5 million related to restructuring, (pounds)5.2 million to the review of strategic options and (pounds)7.1 million to Bomar.

Further spend of circa (pounds)17.5 million in respect of these exceptional items is expected in the next financial year of which (pounds)5 million relates to Bomar, (pounds)3 million to the review of options and the balance to restructuring.

Dividend

An interim dividend of 2.0p per share was paid to shareholders on 6 July 2001. As announced on 2 November 2001, the Board has decided that in the current uncertain environment it is prudent to minimise cash outflow and preserve the Group's financial flexibility. Accordingly, no final dividend will be paid.


Food Service Equipment - North America

     Our Food Service Equipment Group in North America offers a full range of core heavy equipment products in the industry, comprising cooking, warming, refrigeration, ventilation, dishwashing and food preparation equipment as well as ice machines. Customers include quick service and full service restaurants, hotels and institutional customers. Competitive advantage is achieved through leveraging the Group's scale, product range and leading brands, technology and relationships with end users, channel partners and suppliers. This business represents over 50% of our Food Equipment sales.

The market for food service equipment in North America declined by some 10% in March and remained at about that level below the prior year to the financial year end. The market decline reflected the slowdown in the US economy with leading restaurant chains curtailing new store openings and refurbishment programmes and many independent restaurant and hotel operators delaying new openings and non-essential replacement of equipment. The slowdown has been particularly marked in the QSR chains, which represent some 30% of our North American food service equipment business.

Whilst short term market conditions are unfavourable there is no evidence that long term food service growth trends will not resume when the economic background improves. Lifestyle changes continue to drive growth in out-of-home food and beverage consumption. Thus in the long term we see these markets as attractive.

We have taken tough actions to cut costs including 271 headcount reduction, 7% of the workforce, and discretionary cost savings. These savings amounted to over (pounds)11 million in the second half and are forecast to be some (pounds)19 million in the new financial year.

The organisation has been refocussed during the period to enable us to leverage effectively our scale, product range, technology and relationships. Particular actions taken include the alignment of 17 out of 21 of our independent sales representatives in North America so that in each aligned territory Enodis now has a single representative covering the full range of Enodis products. We believe these representatives constitute the strongest sales force in the industry. We have partnered with dealers, distributors and other channel partners and have introduced new incentive schemes, programmes and communications. We have established a new key account management structure, which more effectively services global, national and regional customers. These actions clearly target revenue improvement as well as cost reduction.

Technology is a key driver and important source of competitive advantage for Enodis. In order to support and service our customers we have maintained our investment in new technology despite pressure to reduce costs. This investment is co-ordinated through our technology centre in Tampa, Florida, which is unique in the industry. Our technology focus led to an unprecedented number of new products being on display at the North American Food Equipment Manufacturers show in Orlando in early September.

Encouragingly, industry data and other evidence available confirms Enodis is gaining market share. Our `like for like' decline in sales of 8% is less than estimates of decline in the market. Our ice businesses, where industry statistics are available, have grown market share and our sales to the five major buying groups are up 6% in a market down 10%, with our products gaining new listings. Similarly, publicly available competitor information confirms Enodis is performing relatively strongly with lower sales declines and higher margins.

Operating profit was (pounds)62.6 million ((pounds)66.3 million). Importantly, operating profit for the second half was (pounds)39.6 million compared to (pounds)23.0 million in the first half with margins of 15.0% compared to 9.8%, reflecting the benefits of the cost reduction actions and some seasonal volume improvement.

Since 11 September we have taken further actions to reduce costs and target market share gain opportunities in the face of further weakening economic circumstances. Immediate action included discretionary spend savings, cut backs in capital expenditure and the introduction of new programmes for buying groups and dealers and increased customer communication.

Additional plans are being developed to accelerate market share gains, including new product development, improving our international sales capability and further partnering opportunities with major dealers and buying groups, thus enhancing top line performance. Cost reduction actions include leveraging group purchasing, group IT and manufacturing best practices. We are targeting strategic headcount reductions and continuing our focus on ongoing manufacturing rationalisation. Cost reduction actions are targeted to save some (pounds)7 million in the new financial year at a cost of some (pounds)2 million.

Major strategic priorities include the consolidation of parts and service, increasing focus on core heavy equipment products and brands, selling non-core businesses and continuing to leverage the Enodis organisation.


Food Service Equipment - Europe and Rest of World

     Our Food Service Equipment business in Europe and Rest of World comprises manufacturing businesses in ice machines, ovens, ventilation, beverage and other food preparation and general food service equipment, together with the distribution of products manufactured in North America. This business represents approximately 20% of our Food Equipment Group.

The market in food service equipment in Europe has been mixed with the market overall estimated to be flat, compared to the prior year. Our businesses in Germany and the UK beverage businesses have been most impacted by economic slowdown.

Actions have been taken to reduce costs including headcount reduction and discretionary cost savings. Headcount savings of some 108 employees have been achieved, which together with discretionary cost savings, have benefited second half performance by some (pounds)1 million with an annualised benefit of some (pounds)4 million.

Operating profit for the year was (pounds)17.7 million compared to (pounds)22.6 million in the prior year. The second half performance was (pounds)8.5 million, a deterioration compared to (pounds)9.2 million in the first half.

These results are disappointing and reflect losses at one of our UK beverage businesses, which has now been sold, weakening performance in our German businesses, increased overhead costs and margin pressure. The results include non-recurring property profits of (pounds)1.5 million.

Subsequent to the year end we have combined our North American and Europe & ROW Food Service Equipment businesses into a single Global Food Service Equipment Group under the leadership of Dave McCulloch. This has been done in order to improve top line performance, reduce costs, further streamline the organisation and provide our global customers with better service. Further actions to strengthen management have been taken.

Our strategy in Europe is to refocus the European portfolio on core heavy food equipment, leverage the strength of our North American brands for global customers, sell non-core activities, pool technology resources and revitalise our owned and third party distributors.

Food Retail Equipment

     Our Food Retail Equipment businesses, which represent just over 20% of total Food Equipment, comprises four companies:- Kysor Warren and Austral, which manufacture display cases and refrigeration systems, Kysor Panel Systems, which manufactures walk-ins and systems, and Belshaw which manufactures doughnut equipment. Austral, Kysor Panel Systems and Belshaw have leading market positions. Kysor Warren, which accounts for approximately one third of this group, has a number four market position and has suffered from under-investment and a concentrated customer base in a very challenging market environment.

The North American market for display cases and systems declined during the year and is currently estimated to be down some 25-30% compared to the prior year. This decline has been driven by economic slowdown and consolidation within the US retail sector. The market for walk-ins and systems is also down and Belshaw has been impacted by a trend towards larger equipment. Austral is showing some recovery from a low base.

The whole industry has been affected by this very severe turndown with all major competitors in the display case and systems business closing plants and laying off employees. We estimate that some 20% of display case capacity has been eliminated.

We have developed and are implementing a turnaround plan for this business. This has included the appointment of new management, led by Dave Odum, two plant closures and a headcount reduction of almost 500 employees, product refreshment, the consolidation of facilities in Australia and aggressive actions to broaden the customer base. The actions taken reduced costs by some (pounds)2.5 million in the second half and over (pounds)7 million on an annualised basis. We believe Kysor Warren is now positioned as the low cost producer in what remains a very competitive market.

Operating profit for the period was (pounds)10.4 million ((pounds)22.6 million). Operating profit for the second half is (pounds)5.9 million up from (pounds)4.5 million in the first half despite a further decline in the market.

Success has been achieved in broadening the customer base with important new customers won at Kysor Warren, Kysor Panel Systems and Austral. The market, however, is very competitive, and margins have suffered accordingly.

Additionally, actions are being taken to further reduce the cost base including headcount reduction and other manufacturing and rationalisation savings. These cost savings are targeted to be (pounds)2 million in the new financial year at a cost of (pounds)2 million. Strategic priorities include completing the turnaround plan, broadening the customer base and positioning the business for recovery when markets eventually improve.


Management

     As announced on 2 November 2001 a full Executive team is in place and is working well together. The organisation has been streamlined and unnecessary senior management layers eliminated.

The management team has led with tough actions and a clear `back to basics' focus in the organisation to maximise profit, cash and profitable market share growth.


Outlook

     The Group's strategy is to consolidate and extend its position as the world's leading supplier of heavy core commercial food service equipment through product, distribution and service excellence. We have a fully developed, coherent Global Food Service Equipment strategy which we are confident will lead to market share gains. In addition, the Group plans to complete the Food Retail Equipment turnaround and position this business for market recovery.

     The further reduction of debt remains a key priority. The Group's businesses are highly cash generative and we have plans in place to dispose of surplus property and non-core businesses.

Trading in October and November to date has been at levels close to our original plans. Nevertheless the trading climate is likely to become more difficult following the events of September 11 and the extent of any further market decline remains unclear. All prudent actions are being taken to address the situation, reducing costs further and taking advantage of market share gain opportunities. We have based our planning on the experience at the time of the Gulf War in 1991, when as previously announced, the market for food service equipment in the USA fell by some 15%.

     We are targeting further cost savings of some (pounds)10 million for the new financial year relating to strategic headcount reductions, discretionary cost savings, leveraging Group purchasing and ongoing manufacturing rationalisation. We estimate exceptional items of some (pounds)6 million in the new financial year relating to these actions.

We are also taking actions to improve top line performance and believe that our scale, broad product range, technology, and industry relationships ideally position us to achieve this.

We believe we have a powerful strategy and that, as we continue to implement it, Enodis will emerge stronger, with improved market share and well positioned for market recovery when it comes.

P M Brooks
21 November 2001

Copies of this announcement are available upon request to:

The Company Secretary
Enodis plc
Washington House
40-41 Conduit Street
London W1S 2YQ

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

                                                                                              52 weeks to    52 weeks to
Group profit and loss account                                                                29 September   30 September
                                                                                                     2001           2000
                                                                               Exceptional
                                                             Pre-exceptional         items
                                                     Notes                    (See Note 2)          Total
                                                                  (pounds)m      (pounds)m      (pounds)m      (pounds)m
Turnover                                               1
Food Equipment                                                        887.2              -          887.2          884.5
Property                                                               16.6              -           16.6           19.9
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                 903.8              -          903.8          904.4
Discontinued operations                                               177.3              -          177.3          275.7
-------------------------------------------------------------------------------------------------------------------------
                                                                    1,081.1              -        1,081.1        1,180.1
-------------------------------------------------------------------------------------------------------------------------
Profit from operations
Continuing operations
Food equipment                                                         90.7          (43.4)          47.3          111.5
Property                                                                9.0              -            9.0            8.4
Corporate costs                                                        (8.9)         (24.1)         (33.0)          (7.3)
-------------------------------------------------------------------------------------------------------------------------
                                                                       90.8          (67.5)          23.3          112.6
Discontinued operations                                                 9.1              -            9.1           27.1
-------------------------------------------------------------------------------------------------------------------------
                                                                       99.9          (67.5)          32.4          139.7

Goodwill amortisation / impairment                                    (23.0)        (100.0)        (123.0)         (21.4)
-------------------------------------------------------------------------------------------------------------------------

Operating profit / (loss)                              1
Continuing operations                                                  67.8         (167.5)         (99.7)          91.2
Discontinued operations                                                 9.1              -            9.1           27.1
-------------------------------------------------------------------------------------------------------------------------
                                                                       76.9         (167.5)         (90.6)         118.3

Profit on disposal of businesses                       2                  -           23.5           23.5              -
Profit on disposal of property fixed assets                               -              -              -            3.0
-------------------------------------------------------------------------------------------------------------------------
                                                                       76.9         (144.0)         (67.1)         121.3
Net interest payable and similar charges                              (36.1)          (5.8)         (41.9)         (37.5)
-------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation                   40.8         (149.8)        (109.0)          83.8
Tax on (profit)/loss on ordinary activities            3               (8.6)           2.0           (6.6)         (14.2)
-------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities after taxation                    32.2         (147.8)        (115.6)          69.6
Equity minority interest                                               (0.3)             -           (0.3)          (0.3)
-------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                           31.9         (147.8)        (115.9)          69.3
Equity dividends                                       4               (4.8)             -           (4.8)         (33.9)
-------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss)                                                 27.1         (147.8)        (120.7)          35.4
-------------------------------------------------------------------------------------------------------------------------

                                                                                              52 weeks to    52 weeks to
                                                                                             29 September   30 September
Earnings/(loss) per share                                                                            2001           2000
                                                                                                Pence per      Pence per
                                                                                                    share          share
Basic earnings/(loss) per share                        5                                            (46.5)          29.6
Adjusted basic earnings per share                                                                    22.1           37.4
Diluted earnings/(loss) per share                                                                   (46.5)          27.7
Adjusted diluted earnings per share                                                                  22.0           35.0


Statement of total recognized gains and losses

                                                                                              52 weeks to    52 weeks to
                                                                                             29 September   30 September
                                                                                                     2001           2000
                                                                                                (pounds)m      (pounds)m
(Loss)/profit for the period                                                                       (115.9)          69.3
Negative goodwill written back on disposals,
previously written off                                                                               (4.4)             -
Currency translation differences on foreign currency net investments                                 (1.7)           1.3
-------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the period                                                   (122.0)          70.6
-------------------------------------------------------------------------------------------------------------------------

Group balance sheet

                                                                                  29 September     30 September
                                                                                          2001             2000
                                                                        Notes        (pounds)m        (pounds)m
----------------------------------------------------------------------------------------------------------------
Fixed assets

Intangible assets: goodwill                                                              310.2            412.7
Tangible assets                                                                          111.4            171.8
Investments                                                                                6.2              7.2

----------------------------------------------------------------------------------------------------------------
                                                                                         427.8            591.7
----------------------------------------------------------------------------------------------------------------

Current assets

Stocks                                                                                   105.6            153.1
Debtors                                                                                  200.7            221.1
Cash at bank and in hand                                                                  39.4             28.5

----------------------------------------------------------------------------------------------------------------

                                                                                         345.7            402.7
----------------------------------------------------------------------------------------------------------------

Creditors falling due within one year

Borrowings                                                                                (2.4)           (90.4)
Other creditors                                                                         (225.1)          (276.9)
----------------------------------------------------------------------------------------------------------------
                                                                                        (227.5)          (367.3)

----------------------------------------------------------------------------------------------------------------
Net current assets                                                                       118.2             35.4

----------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                     1              546.0            627.1

----------------------------------------------------------------------------------------------------------------
Financed by
Creditors falling due after more than one year                                           398.9            366.6


Provisions for liabilities and charges                                                    59.1             45.6

----------------------------------------------------------------------------------------------------------------
                                                                                         458.0            412.2

----------------------------------------------------------------------------------------------------------------

Capital and reserves

Called up share capital                                                                  125.1            125.0
Share premium account                                                                    239.0            238.9
Revaluation reserve                                                                          -                -
Profit and loss account                                                                 (276.9)          (150.1)

----------------------------------------------------------------------------------------------------------------

Equity shareholders' funds                                                                87.2            213.8
----------------------------------------------------------------------------------------------------------------
Equity minority interests                                                                  0.8              1.1

----------------------------------------------------------------------------------------------------------------
                                                                                         546.0            627.1

----------------------------------------------------------------------------------------------------------------

Group cash flow statement

                                                                                    52 weeks to       52 weeks to
                                                                              29 September 2001      30 September
                                                                                      (pounds)m              2000
                                                                    Notes                               (pounds)m
------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities before exceptional
 items                                                                a                   120.8             160.5

Net cash outflow from operating exceptional items                                         (27.8)                -
------------------------------------------------------------------------------------------------------------------

Net cash flow from operating activities                                                    93.0             160.5
------------------------------------------------------------------------------------------------------------------

Return on investments and servicing of finance

Interest paid                                                                             (40.9)            (37.5)

------------------------------------------------------------------------------------------------------------------

Taxation

Overseas and UK tax paid                                                                   (6.0)            (10.2)

------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment

Payments to acquire tangible fixed assets                                                 (23.7)            (32.1)
Receipts from sale of tangible fixed assets                                                 7.4               8.2
Payments to acquire fixed asset investments                                                   -               0.6

------------------------------------------------------------------------------------------------------------------
                                                                                          (16.3)            (23.3)
------------------------------------------------------------------------------------------------------------------

Acquisitions and disposals

Purchase of subsidiary undertakings and minority interests                                (25.8)            (47.8)
Sale of subsidiary undertakings                                                            98.6                 -
Investment in joint venture                                                                   -              (0.4)

------------------------------------------------------------------------------------------------------------------
                                                                                           72.8             (48.2)
------------------------------------------------------------------------------------------------------------------

Equity dividends paid                                              (28.2)              (28.6)

----------------------------------------------------------------------------------------------

Cash inflow before use of liquid resources and financing            74.4                12.7

----------------------------------------------------------------------------------------------

Management of liquid resources*

Cash transferred from term deposits                          d         -                 1.0
----------------------------------------------------------------------------------------------

Financing

Issue of shares                                                      0.2                 0.6

Redemption of CULS                                                     -                (1.1)

Additional net borrowings                                          398.3                 0.6

Repayment of term loan                                            (385.7)              (32.4)

Net decrease in other loans                                        (72.8)               19.2

Capital element of finance lease repayments                         (0.6)               (0.7)

----------------------------------------------------------------------------------------------
                                                                   (60.6)              (13.8)

----------------------------------------------------------------------------------------------

Increase/(decrease) in cash in the period                           13.8                (0.1)
----------------------------------------------------------------------------------------------

*Enodis Group includes as liquid resources term deposits with a maturity less than 90 days.

Notes to Group cash flow statement

----------------------------------------------------------------------------------------------------------------------------
                                                                      52 weeks to 29 September 2001                      52
                                                                                                                weeks to 30
                                                                                                                  September
a) Reconciliation of operating profit                                 Before
to net cash inflow from operating activities                     exceptional Exceptional
                                                                       items       items             Total             2000
                                                                   (pounds)m   (pounds)m         (pounds)m        (pounds)m
----------------------------------------------------------------------------------------------------------- ----------------
Operating profit                                                        76.9      (167.5)            (90.6)           118.3
Depreciation                                                            22.7           -              22.7             23.8
Amortisation of goodwill                                                23.0       100.0             123.0             21.4
Gain on sale of fixed assets                                            (1.7)          -              (1.7)            (0.3)
Provisions (net)                                                        (6.0)       16.5              10.5             (4.6)
Decrease/(increase) in stock                                            12.1         0.5              12.6             (0.5)
Decrease in debtors                                                     10.7           -              10.7              6.0
(Decrease)/increase in creditors                                       (16.9)       22.7               5.8             (3.6)
----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                              120.8       (27.8)             93.0            160.5

----------------------------------------------------------------------------------------------------------------------------

                                                                                               52 weeks to      52 weeks to
                                                                                              29 September     30 September
                                                                                                      2001             2000
b) Reconciliation of net cash flow to movement in net debt                                       (pounds)m        (pounds)m
----------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in net cash in the period                                                         13.8             (0.1)
Loans and finance leases acquired with subsidiary undertakings                                        (0.7)            (0.8)
Cash outflow from capital element of finance lease payments                                            0.6              0.7
Repayment of other loans                                                                               5.4            (19.2)
Borrowings repaid                                                                                     54.8             31.8
Conversion of convertible unsecured loan stock ("CULS") to
ordinary shares                                                                                          -             93.3
Cash redemption of CULS                                                                                  -              1.1
Translation difference                                                                                (5.6)           (42.3)
----------------------------------------------------------------------------------------------------------------------------
Movement in net debt                                                                                  68.3             64.5
Net debt at start of period                                                                         (434.2)          (498.7)
----------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                           (365.9)          (434.2)

----------------------------------------------------------------------------------------------------------------------------

                                                                                                      2001             2000
c) Reconciliation of net debt to balance sheet                                                   (pounds)m        (pounds)m
----------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                                              39.4             28.5
Current borrowing                                                                                     (2.4)           (90.4)
Exclude current proportion of deferred financing costs                                                (1.1)            (1.2)
----------------------------------------------------------------------------------------------------------------------------
Current net debt                                                                                      35.9            (63.1)
Long-term lease obligations                                                                           (1.2)            (0.5)
Long-term debt                                                                                      (400.6)          (370.6)
----------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                           (365.9)          (434.2)

----------------------------------------------------------------------------------------------------------------------------

                                                                                   Acquired     Translation
                                                        2000      Cash flow            with     adjustments          2001
                                                   (pounds)m      (pounds)m    subsidiaries       (pounds)m     (pounds)m
d) Analysis of movement in net debt                                               (pounds)m
---------------------------------------------------------------------------------------------------------------------------
Cash                                                    28.5           13.8               -           (2.9)          39.4
Borrowings due within one year                         (92.1)          86.8               -            1.8           (3.5)
Revolving multi-currency facilities
       Old                                             (64.5)          67.4               -           (2.9)             -
       New                                                 -         (398.3)              -           10.8         (387.5)
Term Loan                                             (287.3)         298.9               -          (11.6)             -
Other long-term debt                                   (18.8)           6.0            (0.7)          (0.8)         (14.3)

---------------------------------------------------------------------------------------------------------------------------
Net (debt)/funds (Note 6)                             (434.2)          74.6            (0.7)          (5.6)        (365.9)

---------------------------------------------------------------------------------------------------------------------------

Notes to the accounts

1. Analyses of turnover, operating profit/(loss) and total assets less current liabilities

                                                                                        52 weeks to    52 weeks to
                                                                                       29 September   30 September
                                                                                               2001           2000
                                                                                          (pounds)m      (pounds)m
-------------------------------------------------------------------------------------------------------------------
a) Turnover
Food Service Equipment - North America                                                        476.6          487.0
Food Service Equipment - North American acquisitions                                           22.1              -
Food Service Equipment - Europe and Rest of World                                             185.4          178.1
Food Retail Equipment                                                                         203.1          219.4

-------------------------------------------------------------------------------------------------------------------
Food Equipment                                                                                887.2          884.5
Property                                                                                       16.6           19.9

-------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                         903.8          904.4
Discontinued operations                                                                       177.3          275.7

-------------------------------------------------------------------------------------------------------------------
Total                                                                                       1,081.1        1,180.1
-------------------------------------------------------------------------------------------------------------------

b) Operating profit/(loss)                                                                             52 weeks to
                                                                                                      30 September
                                                              52 weeks to 29 September 2001                   2000
                                                                         Exceptional
                                                                               items
                                                      Pre-exceptional   (see Note 2)          Total          Total
                                                            (pounds)m      (pounds)m      (pounds)m      (pounds)m
Food Service Equipment - North America                           60.6          (25.6)          35.0           66.3
Food Service Equipment - North American acquisitions              2.0              -            2.0              -
Food Service Equipment - Europe & Rest of World                  17.7           (5.2)          12.5           22.6
Food Retail Equipment                                            10.4          (12.6)          (2.2)          22.6

-------------------------------------------------------------------------------------------------------------------
                                                                 90.7          (43.4)          47.3          111.5
Food Equipment goodwill amortisation and impairment             (23.0)        (100.0)        (123.0)         (21.4)
-------------------------------------------------------------------------------------------------------------------
Food Equipment                                                   67.7         (143.4)         (75.7)          90.1
Property                                                          9.0              -            9.0            8.4
Corporate Costs                                                  (8.9)         (24.1)         (33.0)          (7.3)

-------------------------------------------------------------------------------------------------------------------
Continuing operations                                            67.8         (167.5)         (99.7)          91.2
Discontinued operations                                           9.1                           9.1           27.1
-------------------------------------------------------------------------------------------------------------------
Total                                                            76.9         (167.5)         (90.6)         118.3
-------------------------------------------------------------------------------------------------------------------

                                                                                               2001           2000
                                                                                          (pounds)m      (pounds)m
-------------------------------------------------------------------------------------------------------------------
c) Total assets less current liabilities
Food Service Equipment - North America                                                         80.4           93.3
Food Service Equipment - North American acquisitions                                            4.3              -
Food Service Equipment - Europe and Rest of World                                              50.5           50.9
Food Retail Equipment                                                                          45.9           60.7
Food Equipment goodwill                                                                       310.2          412.7

-------------------------------------------------------------------------------------------------------------------
Food Equipment                                                                                491.3          617.6
Property                                                                                       10.9            9.1
Investments                                                                                     4.8            4.8
Discontinued operations                                                                           -           81.4
-------------------------------------------------------------------------------------------------------------------
                                                                                              507.0          712.9
Corporate                                                                                       2.0          (22.7)
Net cash/(debt)                                                                                37.0          (63.1)
-------------------------------------------------------------------------------------------------------------------
Total                                                                                         546.0          627.1
-------------------------------------------------------------------------------------------------------------------

2    Exceptional Items

                                                                                                            52 weeks to
                                                                               Food                        29 September
a) Operating exceptional items                                            Equipment     Corporate                  2001
                                                                          (pounds)m     (pounds)m             (pounds)m
------------------------------------------------------------------------------------------------------------------------
Restructuring costs                                                            29.7           3.4                  33.1
Revisions to working capital provisions and other exceptional
warranty costs                                                                 13.7             -                  13.7
Litigation costs                                                                  -          12.2                  12.2
Costs associated with the Board's review of strategic options                     -           8.5                   8.5
------------------------------------------------------------------------------------------------------------------------
                                                                               43.4          24.1                  67.5
Goodwill impairment                                                           100.0             -                 100.0
------------------------------------------------------------------------------------------------------------------------
Operating exceptional items                                                   143.4          24.1                 167.5
------------------------------------------------------------------------------------------------------------------------

Restructuring costs of (pounds)33.1m comprise the costs associated with a number of rationalisation projects including headcount savings and manufacturing efficiency improvements announced before 29 September 2001.

Following the publication of FRS18 "Accounting Policies", the Group has reassessed its accounting estimates for warranty provisions and provided an additional (pounds)8.0m. Further exceptional warranty costs of (pounds)4.5m have arisen in the period and previously capitalised development costs of (pounds)1.2m have been written off.

The Group settled the long-standing Bomar cases for payment of $17.5m ((pounds)12.2m) in settlement of all claims. A payment of $10.0m was made in the period with a further $7.5m in October 2001.

The Board undertook a review of the Group's strategic options during the year with the objective of maximising shareholder value. Costs of (pounds)8.5m, predominantly professional fees, were incurred.

Following recent downturns in the US economy, in particular in the Retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology prescribed in FRS11 "Impairment of Fixed Assets and Goodwill", which requires consideration of the net present value of estimated future cashflows, the carrying value of goodwill has been written down by (pounds)100.0m.

                                                                        Building and
                                                                            Consumer        Scotsman
                                                                            Products        Response          Total
b) Disposal of businesses                                                  (pounds)m       (pounds)m      (pounds)m
--------------------------------------------------------------------------------------------------------------------
Proceeds        - cash                                                         114.0               -          114.0
                - loan note                                                     20.0               -           20.0
--------------------------------------------------------------------------------------------------------------------
                                                                               134.0               -          134.0
Less:
Book value of net assets                                                       (85.7)           (3.1)         (88.8)
Payment into pension fund                                                      (10.0)              -          (10.0)
Costs                                                                          (13.6)           (0.2)         (13.8)
Goodwill                                                                         4.4            (2.3)           2.1
--------------------------------------------------------------------------------------------------------------------
Profit/(loss) on disposal                                                       29.1            (5.6)          23.5
--------------------------------------------------------------------------------------------------------------------

On 14 June 2001, the Group completed the sale, announced on 23 April 2001, of its Building and Consumer Products Division to Nobia AB for a total consideration of (pounds)134.0m (subject to asset adjustments). Prior to completion the Group paid a contribution of (pounds)10.0m to Magnet in respect of pension scheme funding. (pounds)4.4m of negative goodwill previously written off to reserves was credited to the profit and loss account on disposal.

On 14 September 2001, the Group disposed of Scotsman Response Limited for consideration of up to (pounds)45,000.

2       Exceptional Items, continued

                                                                     52 weeks to
                                                                    29 September
                                                                            2001
c) Net interest payable and similar charges                            (pounds)m
--------------------------------------------------------------------------------

Deferred finance fees written off                                            5.8
--------------------------------------------------------------------------------

On 12 March 2001, the Group entered into a new revolving multi-currency facility to refinance the Scotsman acquisition debt. The capitalised, unamortised costs of the previous financing arrangements relating primarily to arrangement and other fees totalling (pounds)5.8m have been written off.

3       Tax on profit/(loss) on ordinary activities

                                                    52 weeks to      52 weeks to
                                                   29 September     30 September
                                                           2001             2000
                                                      (pounds)m        (pounds)m
--------------------------------------------------------------------------------
The tax charge for the period comprised:
UK taxation at 30% (2000: 30%)
- current year                                                -              0.7
Foreign taxation:
- current year                                              8.6             13.5

--------------------------------------------------------------------------------
                                                            8.6             14.2
Tax relief on exceptional items                            (2.0)               -
--------------------------------------------------------------------------------
                                                            6.6             14.2

--------------------------------------------------------------------------------

4       Equity dividends

                                                                 52 weeks to      52 weeks to
                                                                29 September     30 September
                                                                        2001             2000
                                                                   (pounds)m        (pounds)m
---------------------------------------------------------------------------------------------
Interim paid, 2.0p net per ordinary share (2000: 4.4p net)               4.8             10.8
Final, nil payable (2000: 9.35p net per ordinary share)                    -             23.1

---------------------------------------------------------------------------------------------
                                                                         4.8             33.9

---------------------------------------------------------------------------------------------

5        Earnings per share


                                                                                   52 weeks to         52 weeks to
                                                                                  29 September        30 September
                                                                                          2001                2000
                                                                                     (pounds)m           (pounds)m
-------------------------------------------------------------------------------------------------------------------
Basic earnings (profit on ordinary activities after taxation and minority
interests)                                                                              (115.9)               69.3
Convertible Unsecured Loan Stock  finance costs                                              -                 0.1

-------------------------------------------------------------------------------------------------------------------
                                                                                        (115.9)               69.4
-------------------------------------------------------------------------------------------------------------------

                                                                                   52 weeks to         52 weeks to
                                                                                  29 September        30 September
                                                                                          2001                2000
                                                                                       million             million
-------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares                                                  248.9               234.0
Dilution effect of:
- employee share options                                                                   0.1                 1.5
- share save options                                                                       0.2                 0.9
- CULS                                                                                       -                14.3

-------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares                                                249.2               250.7
-------------------------------------------------------------------------------------------------------------------

                                                                                   52 weeks to         52 weeks to
                                                                                  29 September        30 September
                                                                                          2001                2000
                                                                                         pence               pence
-------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                                 (46.5)               29.6
Basic earnings per share on exceptional items                                             19.2                (1.3)
Basic earnings per share on goodwill amortisation and impairment                          49.4                 9.1

-------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                                         22.1                37.4
-------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                               (46.5)               27.7
Diluted earnings per share on exceptional items                                           19.2                (1.2)
Diluted earnings per share on goodwill amortisation and impairment                        49.3                 8.5

-------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                                       22.0                35.0
-------------------------------------------------------------------------------------------------------------------

Adjusted earnings per share before exceptional items (note 2) and goodwill amortisation (note 1d) are disclosed to reflect the underlying performance of the Group.

6    Analysis of net debt

                                                           2001             2000
                                                      (pounds)m        (pounds)m

Debt     - due within one year                            (3.5)           (91.6)
         - due after more than one year                 (401.8)          (371.1)

--------------------------------------------------------------------------------
                                                        (405.3)          (462.7)

Less     - cash                                           39.4             28.5

--------------------------------------------------------------------------------
                                                        (365.9)          (434.2)

--------------------------------------------------------------------------------


Included in debt due after more than one year is (pounds)387.5m drawn under a Revolving Multi-Currency Facility ("the Facility"), repayable in March 2006. The Facility is underwritten by two banks pending syndication. The underwriting banks retain the right to alter the structure of the facility to achieve a successful syndication. The underwriting banks have confirmed that they will not exercise their right in such a way as to cause repayment within one year.

On 20/th/ November 2001 the Company and its principal subsidiaries entered into an agreement to grant the underwriting banks a fixed and floating charge over the Group's assets.


7    Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts for the 52 weeks ended 29 September 2001 or 30 September 2000. The financial information for the 52 weeks ended 30 September 2000 is derived from the statutory accounts for that period which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under section 237(2) or
(3) of the Companies Act 1985. The statutory accounts for the 52 weeks ended 29 September 2001 will be finalised on the basis of the financial information presented by the directors in the preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

The financial information set out above has been prepared on the basis of the accounting policies set out in the Group's annual financial statements for the period ended 30 September 2000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC

November 21, 2001                  By:   /s/ Andrew J. Allner
                                       ---------------------------------
                                           Name:  Andrew J. Allner
                                           Title: Chief Executive Officer